UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
This Form C is amended to: (i) reduce the target offering amount and target number of securities to be offered; (ii) adjust the use of proceeds table; (iii) modify the terms of the securities to be offered by adding a valuation cap; (iv) include information regarding the Company's prototype products and pending provisional patent application in the "**BUSINESS**" section; (v) revise the video transcript attached as Exhibit B; (vi) revise the amount of two of the Company's outstanding debts; (vii) revise the amount of monthly financing the Company needs to sustain its operations; (viii) correct a reference to the minimum amount of securities a Purchaser can purchase; and (ix) include additional references to the Company's benefit corporation status.
    ☑   Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Farm from a Box, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       California

       Date of organization
       February 6, 2012

Physical address of issuer
101 The Embarcadero #214, San Francisco, CA 94105

Website of issuer
www.farmfromabox.com

Name of intermediary through which the offering will be conducted
Opendeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2.0% of same securities

Type of security offered
SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered
250,000

Price (or method for determining price)
$1.00

Target offering amount
$250,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$999,999

Deadline to reach the target offering amount
September 19, 2016

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,000	$2,706
Cash & Cash Equivalents	$0	$1,039
Accounts Receivable	$0	$0
Short-term Debt	$60,000	$0
Long-term Debt	$145,000	$135,000
Revenues/Sales	$0	$0

Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$258,943	-$183,821

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 21, 2016

FORM C

Up to $999,999.00

Farm from a Box, Inc.



SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Farm from a Box, Inc., a California benefit corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFEs (Simple Agreements for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $250,000.00 and up to $999,999.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "**THE OFFERING AND THE SECURITIES--The Securities**." In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Opendeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the same Securities sold in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$2.50	$47.50
Aggregate Minimum Offering Amount	$250,000.00	$12,500.00	$237,500.00
Aggregate Maximum Offering Amount	$999,999.00	$49,999.95	$949,999.05

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 21, 2016.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2017.

Once posted, the annual report may be found on the Company's website at: www.farmfromabox.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Farm from a Box, Inc. (the "Company") is a California benefit corporation, incorporated on February 6, 2012. The Company is located at 101 The Embarcadero #214, San Francisco, CA 94105. The Company's website is www.farmfromabox.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business
Farm from a Box is an innovative off-grid toolkit for sustainable, tech-powered agriculture. It is an easy and efficient way to start and maintain a 2-acre planted farm. This "Swiss army knife" of farming can connect communities to healthy, sustainably grown food and revolutionize local food production.

The Business Plan
A Farm from a Box is a modularly designed farm system that provides the tools and technology needed to support a 2-acre off-grid farm. Farm from a Box will manufacture and sell this system (patent protection pending) direct to consumers and large-scale buyers.

The Offering

Minimum amount of SAFE (Simple Agreement for Future Equity) being offered	250,000
Total SAFEs outstanding after offering (if minimum amount reached)	250,000

Maximum amount of SAFEs	999,999
Total SAFEs outstanding after offering (if maximum amount reached)	999,999
Purchase price per SAFE	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	September 19, 2016
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 31 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We do not have a lengthy operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of California on February 6, 2012. Accordingly, we have little history upon which an in-depth evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company is subject to certain benefit corporation requirements.
The Company is a California benefit corporation. As such, as it has certain privileges and is subject to certain requirements that may be detrimental to the interests of investing shareholders. Unlike a normal corporation, where the interests of shareholders are paramount, the Company's officers and directors must also take into consideration the stakeholder interests of employees and customers, and the Company's ability to accomplish its public benefit purposes. In any shareholder derivative suit, the Company may not be found at fault for failing to act for the benefit of its shareholders if such lack of action is attributable to addressing any of the aforementioned concerns. In addition, the Company is required to measure its social and environmental performance against a third-party standard and must furnish state regulatory authorities with annual reports, incurring additional costs. Investors may see a lesser return on their investment by investing in the Company than they would by investing in a non-benefit corporation.

As a distributor of small farming systems, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In

some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with implementing new lines of business or offering new products and services within existing lines of business, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Customers often finance purchases of our products.
Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.
There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on the results of our operations, financial condition, and liquidity. Our Farm from a Box unit requires certain climactic conditions to operate to capacity. Solar panels are key to generating power and pumping the water needed to grow crops. Should weather conditions reduce the water required for a successful harvest, our Farm from a Box unit will have diminished effectiveness, likely resulting in reduced sales.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly.
Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulation of GHG emissions, and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Our trademarks and other intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding trademarks, patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute to our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

While the Company is dependent on Brandi DeCarli and Scott Thompson in order to conduct its operations and execute its business plan, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Brandi DeCarli or Scott Thompson die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person would have a significantly adverse effect on the Company and its operations.

The proceeds from the Offering are necessary to the Company's operations.

Without the proceeds of the Offering, the Company may not be able to sustain its operations. The Company may not have adequate alternative sources of capital and therefore, is entirely dependent on this Offering. If the Company has misjudged the amount of capital it needs or needs additional capital in the future, it may not be able to obtain such capital and may not be able to continue operations. This provides the Company with very little financial flexibility to adapt to the market and industry in which it operates. This lack of capital and flexibility could harm the Company and cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.

To date, the Company has not prepared any audited financial statements. Thus, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**" for further details.

Growth rates higher than planned or the introduction of new products requiring special components could create higher demand greater than we can source.
Although we believe that there are alternative sources available for our key components, there can be no assurance that we would be able to acquire such components from alternative sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products.
The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to safety standards.

Our third-party co-manufacturers may not produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

A certain number of our raw material contracts may have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers

to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer a reseller may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a service needed for many applications. This is due to the functionality of our product and aggregation of "best of" technologies and components. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate sales at our current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products, which could have an adverse effect on our business and results of operations.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Because pricing for the majority of critical components is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and labor are a significant operating expense. The cost of raw materials and labor can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, labor, a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as agriculture, academia and community development, where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage, could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Utility companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our aggregation of technologies and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technologies, we rely on a combination of copyright and trademark laws, patents (application filed, registration pending), trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We may come to depend on profitable royalty-bearing licenses of our Farm from a Box small farm systems and support technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We may depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new technology and methodologies necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Netafim, Grundfos & SMA to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, develop the most current training methodologies, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional buying seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we may face advanced attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We currently obtain components from limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company will enter into agreements for the supply of many components and pricing, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product may be delayed or constrained, or a key manufacturing vendor may delay shipments of completed products to us adversely affecting our business and results of operations.

The Company faces potential adverse legislation and government regulation.
The Company is subject to federal, state and local legislation and regulation, targeted both at small businesses generally and more specifically at the Company's industry and target market. Certain aspects of such regulation may currently be the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts. Modifications to existing legislation or regulations or imposition of new legislation or regulations applicable to the Company, our customers, and counterparties could have an adverse impact on our business. For example, a state law imposing compulsory licenses and levying additional taxes on individuals seeking to conduct modular farming would likely lead to a decline in the Company's sales. Off-grid farming in particular has faced significant opposition and intervention from numerous state and local authorities and future enactment of legislation or regulations unfavorable to the Company's interests is likely.

Risks Related to the Securities

The SAFEs (Simple Agreements for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the SAFEs may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFEs (Simple Agreements for Future Equity). Because the SAFEs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFEs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFEs may also adversely affect the price that you might be able to obtain for the SAFEs in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on your investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.
Certain of the Company's outstanding debt obligations are currently in arrears. A portion of the proceeds of the Offering will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue. The Company will thus have fewer resources to invest in its operations and future growth than the amount of the Offering would suggest.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's

management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Farm from a Box is an innovative off-grid toolkit for sustainable, tech-powered agriculture. It is built to allow customers to easily and effectively start and maintain a 2-acre planted farm. This "Swiss army knife" of farming can connect communities to healthy, sustainably grown food and revolutionize local food production. For more information, see a video highlighting our Company and our Farm from a Box unit, a transcript of which is attached hereto as Exhibit B.

Business Plan
A Farm from a Box is a modularly designed farm system that provides the tools and technology needed to support a 2-acre off-grid farm. Farm from a Box will manufacture and sell this system (patent protection pending) direct to consumers and large-scale buyers.

History of the Business
Farm from a Box was incorporated in February 2012 by Scott Thompson and Brandi DeCarli as a California corporation. The two founders began working on Farm from a Box in a full-time capacity in 2013. Farm from a Box is a registered benefit corporation, based in San Francisco, California.

Farm from a Box was initially designed to offset standard food aid by providing communities with the tools needed to grow their own food locally. While the product still very much fits that need and is compatible with the international aid/development sector, the Company's target market has changed. Rather than piloting its products internationally, Farm from a Box will initially focus its launch within the domestic U.S. market. The domestic market poses less risk and greater opportunity for a broad customer base that can help the business generate revenue on a quicker and more reliable timeline. Once the manufacturing and supply chains are more firmly established, Farm from a Box will strategically scale out to meet international demand.

The Company's Products and/or Services

Product / Service	Description	Current Market
Off-grid toolkit for community farming	The toolkit provides a complete infrastructure for a small farm and training to teach a farmer to grow food for an enterprise or for themselves to eat.	Schools, Refugee Camps, Farm to Table, Underserved communities

Built from a modified 20-foot shipping container, each Farm from a Box unit contains a complete ecosystem of climate smart technologies to enhance agricultural productivity: from renewable power and micro-drip irrigation to sensors and WiFi connectivity. Within the AgTech market, we are targeting the local food movement, individuals/families, farm-to-table, schools, farmer training centers, and NGOs in underserved communities. The proceeds from this Offering will allow us to expand this proven system and launch additional beta units serving recently resettled refugee communities and veterans.

Farm from a Box grows a full crop, outside in the sun and soil, utilizing the container as the secured powerhouse for the off-grid system, technology, tools and cold-storage. Each Farm from a Box unit is built with interchangeable components, allowing the system to fit the specific needs of the user and local climate. After a basic assessment, the product is made to order, and shipped to the buyer's location. By offering direct-to-consumer sales, costly inventory is reduced, units are tailor-made to order, and the consumer experience in improved with a direct product-buyer relationship.

The Farm from a Box system combines "best-in-class" components from globally recognized companies that ensure quality, maximum efficiency, and longevity. This gives Farm from a Box a sustained competitive advantage within the agricultural sector with its innovative product and proven technology. The interchangeability of the Box's components makes it a dynamic product that can work in a broad range of applications and climates.

Prototypes

The Company has built two fully functional Farm from a Box prototype units, which were the result of the Company's proof of concept pilot and fabrication costs. The Company also purchased related equipment from Cisco Systems, Inc., which is currently undergoing testing in the Company's offices and will be used in the acquisition of additional systems for future units. See "**FINANCIAL INFORMATION – Operations**" on page 27 for additional information.

Competition

Farm from a Box is uniquely positioned in the market and has few potential competitors. While companies such as Freight Farms and Podponics utilize a shipping container to produce local food, they grow primarily leafy greens hydroponically inside of our unit's container with LED lighting.

Supply Chain and Customer Base

Farm from a Box is a toolkit that is comprised of the hardware and technology required to support an off-grid 2-acre farm. The product does not include any organic or raw material, as that is left to the discretion of the farmer/buyer. Such tools and technology that are included are sourced and made available from Farm from a Box's selected suppliers noted for quality and durability. These supplier relationships include Netafim, renown pioneer in water-efficient drip irrigation systems; Grundfos, the world's largest pump manufacturer; and SMA, the global leader in photovoltaic system technology. Farm from a Box will supply resources on training, technology use and maintenance, along with servicing support.

Farm from a Box is currently testing its beta units in varying climates and with different user sets in preparation for large scale production and customer order fulfillment. This product offers an agricultural solution for public and private sector in agricultural commerce, government, humanitarian aid and disaster relief. These customers/users include schools, training centers, individuals/families, nonprofit organizations, aid groups. Farm from a Box is ideally suited for jumpstarting local food production for helping new farmers, supplementing nutritional needs of a family or community. It can also be a powerful mechanism for income generation and increasing self-sufficiency and resilience.

Intellectual Property and Research and Development

Patents

Because the Farm from a Box unit offers a unique and original design to small holder farming systems, we have submitted a provisional patent application to the U.S. Patent and Trademark Office, which is currently pending. The invention encompasses the Farm from a Box system and at least one container that includes all the components and systems required to assist communities conducting agricultural activities and provide sufficient food for other off-grid localized food production. The invention also provides a method of use of the container, components and systems described herein to assist people with farming activities conducted outside of the containers, thus enabling the unit owner to successfully and efficiently conduct organic and small scale farming.

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Publication Date	Country
86050849	Goods and Services	Design (leaf)	August 28, 2013	May 27, 2014	USA
86050823	Goods and Services	FARM FROM A BOX & Design (Leaf)	August 28, 2013	June 10, 2014	USA

A Farm from a Box's Research and Development costs to date total $639,700; and have been allocated to: (a) discovery research of market need, target areas for innovation, (b) conceptual development of product, from renderings and design work, to material and system refinement, (c) partnership development for testing proof of concept with required labor, technology and materials, (d) engineering and fabrication of prototype(s), (e) development and maintenance of technological and managerial infrastructure needed to support product R&D, and (f) costs required to file trademarks and register intellectual property. Additional R&D support provided with voluntary time by unpaid parties and consultants and on advances made by suppliers.

Real Property
The Company owns or leases the following real property:

Property Address	Own or Lease	Description
101 The Embarcadero #214, San Francisco, CA 94105	Lease	Company headquarters

Governmental/Regulatory Approval and Compliance
Because Farm from a Box is a toolkit and not a direct producer, it is not affected by existing government regulations around agricultural production. However, customers will be required to use the product in compliance with the FDA Food Safety Modernization Act ("FSMA"). The FSMA provides exemptions from most of its requirements for farms: (a) producing produce that used for personal or on-farm consumption, (b) with less than $500,000 in annual gross sales, and (c) where more than half of their products are sold to "qualified end users," which under Section 112.2b of the FSMA, includes consumers and restaurants or retailers (not including wholesalers or distributers) either in-state or within 275 miles of the farm or facility that sold such products to such restaurants or retailers. Additionally, if customers plan to sell their crops, they will need to do so in compliance with applicable state retail and food service codes.

Farm from a Box will face neither compliance nor associated costs with environmental laws as its unit is a hardware system. Notwithstanding the foregoing, its customers will need to use the units in compliance with the Environmental Protection Agency's guidelines with regard to usage of pesticides, including training methods, storage and disposal protocols, runoff and effects on endangered species and livestock. To facilitate such compliance efforts, each Farm from a Box unit is installed with a water purification system with an independent maintenance schedule and certification standards.

Litigation
None

Other
The Company's principal address is 101 The Embarcadero #214, San Francisco, CA 94105. The Company's telephone number is (415) 810-1810.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount, Additional Proceeds and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Additional Proceeds Raised	Amount if Additional Proceeds Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	4.95%	$12,500.00	4.84%	$22,500.00	5.00%	$50,000.00
Estimated Attorney Fees	5.94%	$15,000.00	5.17%	$24,000.00	3.60%	$36,000.00
Estimated Accountant/Auditor Fees	2.37%	$6,000.00	1.72%	$8,000.00	1.20%	$12,000.00
Marketing	0.594%	$1,500.00	2.24%	$10,400.00	0.00%	$0.00
Research and Development	6.20%	$15,500.00	6.88%	$32,000.00	2.40%	$24,000.00
Manufacturing	9.90%	$25,000.00	10.75%	$50,000.00	10.00%	$100,000.00
Equipment Purchases	9.90%	$25,000.00	10.75%	$50,000.00	10.00%	$100,000.00
Future Wages	46.33%	$117,000.00	43.87%	$204,000.00	44.22%	$442,200.00
Repayment of Debt	5.98%	$15,100.00	6.45%	$30,000.00	11.50%	$115,000.00
Repayment of obligations in arrears	0.00%	$0.00	2.17%	$10,100.00	0.00%	$0.00
General Working Capital	1.18%	$3,000.00	1.72%	$8,000.00	2.00%	$20,000.00
G & A Rent insurance Travel	4.51%	$11,400.00	3.44%	$16,000.00	4.08%	$40,799.00
Customer	1.18%	$3,000.00	0.00%	$0.00	1.80%	$18,000.00

Development					
Data IoT / Reporting	0.00%	$0.00	0.00%	$0.00	1.80%	$18,000.00
Contingency	0.00%	$0.00	0.00%	$0.00	2.40%	$24,000.00
Total	**100.00%**	**$250,000.00**	**100.00%**	**$465,000.00**	**100.00%**	**$999,999.00**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: As we develop relationships with new vendors and suppliers and some items may be provided pro-bono then resource allocations could be applied for other needs in developing the product and business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Scott Thompson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Cofounder and President, February 6, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Farm from a Box Cofounder and President, responsible for Company operations, marketing, fundraising, outreach and negotiations.

Education

University of California, Los Angeles

Name

Brandi LeAnn DeCarli

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Cofounder and Secretary, February 6, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Farm from a Box Cofounder and Secretary, responsible for Company operations, marketing, fundraising, outreach and negotiations.

Education

University of California, Berkeley, Bachelor's Degree in Fine Arts

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Scott Thompson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Cofounder and President, February 6, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Farm from a Box Cofounder and President, responsible for Company operations, marketing, fundraising, outreach and negotiations.

Education

University of California, Los Angeles

Name

Brandi LeAnn DeCarli

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Cofounder and Secretary, February 6, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Farm from a Box Cofounder and Secretary, responsible for Company operations, marketing, fundraising, outreach and negotiations.

Education
University of California, Berkeley, Bachelor's Degree in Fine Arts

---

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Convertible Promissory Notes
Amount outstanding	$220,000
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities being offered	The convertible promissory notes may convert into shares of Series A Preferred Stock of the Company at a later date. The availability of such Preferred Stock may be dilutive and such Preferred Stock will have greater

	rights than the Securities offered hereunder.
Percentage ownership of the company by holders of the Convertible Promissory Notes (assuming conversion)	The percentage ownership of the Company by holders of the convertible promissory notes will depend on the amount and terms of the equity financing prompting the conversion of such notes.

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Wells Fargo Bank
Amount outstanding	$29,700
Interest rate and payment schedule	10.25%

Type of debt	Loan
Name of creditor	Paul Thompson
Amount outstanding	$20,000
Interest rate and payment schedule	4.00%

Type of debt	Legal (Corporate)
Name of creditor	Davis Wright Tremaine LLP
Amount outstanding	$20,000
Interest rate and payment schedule	Payment upon completion of the Offering; schedule to be determined

Type of debt	Legal (Corporate and Intellectual Property)
Name of creditor	Winston Strawn LLP
Amount outstanding	$88,000
Interest rate and payment schedule	Payment upon completion of the Offering; schedule to be determined

Valuation
Because the Company is newly formed, has conducted no prior sales of securities except to its founders, and the Securities being sold in this Offering are SAFEs that convert into a number of securities contingent on the Company's valuation in a future Equity Financing, no valuation of the Company is currently available. You are encouraged to determine your own independent value of the Company prior to investing. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
Brandi DeCarli and Scott Thompson each own 49.50% of the Company. Common stock representing a 1% ownership of the Company has been issued to an independent adviser subject to a vesting schedule.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Scott Thompson	49.50%
Brandi DeCarli	49.50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

Since its conceptual birth, Farm from a Box has already achieved some significant milestones to arrive at the point where it is offering Purchasers offering this investment opportunity. The Company's operations over the past few years have dedicated to building a strong foundation to launch future growth. In 2012, when the Company was founded, the operations and expenses were directed towards business formation and research/discovery, including: registration of intellectual property, problem identification, market research, initial concept planning and preliminary IP audits. With regard to the $137,000 that was spent in 2012, such costs started small and ramped up as the Company's activity increased. At the end of 2012, the founders invested in a trip to Ethiopia to better assess the dearth of foreign aid and potential opportunity for Farm from a Box to establish partnerships for its pilot program. In 2013, the Company's business strategy began to take shape with plans to run two dual pilots in California and Ethiopia, and the founders moved to full-time activity. Strategic partnerships were secured and formalized in MOUs with prominent academic support, international aid organizations, farmer groups, and agricultural advisors. Preliminary architectural designs for the Farm from a Box unit were drafted and the search for a professional design/architectural firm to design the unit began. This proved to be a challenge, as many of such firms either decried the feasibility of the project or wanted to own the entirety of the intellectual and proprietary rights for the unit.

In 2014, the Company's expenses increased from $137,000 per year to $142,000, as a contract was formed with a design firm to bring the renderings to life so fabrication could begin. Additionally, agreements were secured with product partners, including Trojan battery and Grundfos pumps. With design plans underway, Farm from a Box began the process of securing fabrication partners, for both prototype construction and also volume manufacturing. At the end of the year, the Company's founders were invited to speak at NYU Abu Dhabi, and were also able to form relationships with potential collaborators including Masdar University, the International Humanitarian City, and the United Nations World Food Programme. In 2015, Farm from a Box advanced from concept/design and partnership development to the launch of the proof of concept pilot. The Company's expenses during this year, rose to $172,000, and resulted in two prototype units instead of one: one prototype that was fabricated in California, and the 2.0 model fabricated at a large manufacturing site in Shanghai. It was a very active year, with two prototypes built, patent and trademark applications filed, and the approval of the Internal Revenue Service secured for TackleBox Lab, Farm from a Box's 501(c)(3) R&D affiliate. Tacklebox Lab has submitted several grant applications which may provide philanthropic funding to support the testing of the prototypes.

Additionally, in 2015 Farm from a Box's founders were asked to speak at the World's Fair in Milan, which provided a significant showcase for the company. That trip resulted in the formation of a major partnership with the world's leading irrigation provider, Netafim. After recruiting a strong Advisory Board, in 2015 Farm from a Box successfully launched its first prototype, "Adam," which achieved strong results. In 2016, the Ethiopia pivot occurred and the focus shifted to United States, with the expansion of beta units, in preparation for large scale production.

Farm from a Box is entering a significant new phase of development, as the company is advancing from concept and planning to having a proven patent-pending product. The past several years are representative of the research, development and discovery phase of the company. Farm from a Box operated as lean startup as it worked to prove the product, establish the required partnerships and network, and build a pipeline of support. This year is pivotal, as it is focused on streamlining the product, expanding the team, building the capacity of the business as we prepare to fill orders and go into production. This is the tipping point of the business. Farm from a Box has a history of achieving significant results while remaining on a bootstrapped budget. The foundation for growth is already in place and investors can expect to see solid results with revenue being generated within the following 12 months. Based upon the substantial interest domestically and globally with multiple applications of our product, we are confident that the sales will be robust for the future of Farm from a Box.

Company management intends to initiate sales in the next 12 months. A portion of the funds secured from the Offering will be put towards the sale of units to an international organization supporting refugee communities worldwide. Additionally, we will use funds secured from the Offering to provide units to a farm that is being operated by veteran military training program, where we see the potential to work with veterans in several verticals that will help with post-war state rebuilding, refugee camp small farming training, community development and multiple other applications. We are confident that showcasing the test models within the right organizations will catapult Farm from a Box into 2017 with great demand for units to be sold, leading to profitability and growth.

The Company currently requires $20,000.00 a month to sustain operations.

Liquidity and Capital Resources
The proceeds of the Offering are necessary to the operations of the Company. The proceeds will allow the Company to hire several key individuals for their expertise to engineering/design, agricultural practices, training programs and logistics. Additionally, the funds from this Offering will be directed to the building and landing of two units in markets with a large downstream potential. The Offering will also offset some of the Company's outstanding debt and allow the Company to conduct further marketing efforts towards communities, schools and farmer training centers. The Offering proceeds will have a beneficial effect on our liquidity, as we currently are low on cash-in-hand, which is needed to execute our business strategy.

The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months.

Farm from a Box is a lean startup company that has been bootstrapping its way through each achieved milestone. Additional capital support is absolutely necessary to get through the Company's next phase of operations, i.e., selling units and generating revenue. Capital is crucial for ensuring Farm from a Box can successfully meet consumer demand for the product.

Capital Expenditures and Other Obligations
The Company has made the following material capital expenditure in the past two years:

We expended $25,000 in the manufacture of the prototype #1, now in operation on the Shone Farm in Sonoma California. The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information
None

Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 999,999 of SAFEs (Simple Agreement for Future Equity) for up to $999,999.00. The Company is attempting to raise a minimum amount of $250,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by September 19, 2016 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not

equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $999,999.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with The Kingdom Trust Company until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities is $1.00. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through Opendeal Inc. dba "Republic," the Intermediary. The following three fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fee (%)
5.0

Commission/Fee (flat)
0.0

Stock, Warrants and Other Compensation
2.0% of same securities

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is FundAmerica.

The Securities
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 5,000,000 shares of common stock, of which 1,010,000 shares will be issued and outstanding, and (ii) 2,500,000 shares of preferred stock, none of which will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (a) the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $5,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes (Simple Agreements for Future Equity, including the Securities) issued by the Company, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a conversion described immediately above, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Board of Directors of the Company	Shareholders
Appointment of the Officers of the Company	Board of Directors

The Company does not have any voting agreements or any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Paul Thompson
Relationship to the Company	Father of Cofounder Scott Thompson
Total amount of money involved	$20,000
Benefits or compensation received by related person	4% interest rate

Benefits or compensation received by Company	None, other than the loan itself
Description of the transaction	Scott Thompson's father has loaned $20,000 for the purposes of support while building the business

Conflicts of Interest

The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security-holders.

OTHER INFORMATION

The Company Farm from a Box is currently engaging with several opportunities to partner with sectors that we feel will hold a great deal of potential down stream. They are in no particular order - Universities/ Schools for agricultural educational and training purposes, IRC for testing within the realm of helping refugee needs globally, a farm for veterans to learn farming skills, therapy and potential collaborations with military projects, Farm to Table showcases that provide a community a toolkit to grow food for profit and a scaled down version of the Farm from a Box that may serve spaces that are a fraction of the 2 acres we are testing currently.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Scott Stewart Thompson
_____
(Signature)

Scott Stewart Thompson
_____
(Name)

President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brandi LeAnn DeCarli
_____
(Signature)

Brandi LeAnn DeCarli
_____
(Name)

Director
_____
(Title)

/s/ Scott Stewart Thompson
_____
(Signature)

Scott Stewart Thompson
_____
(Name)

Director
_____
(Title)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Video Transcript

EXHIBIT A
Financial Statements

FARM FROM A BOX, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 AND 2014

Together with
Independent Accountants' Review Report

Farm From a Box, Inc..
Index to Financial Statements
(unaudited)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
Farm From a Box, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Farm From a Box, Inc., (the "Company"), a California corporation, which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, statements of stockholders' deficit, and of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMckennon

Newport Beach, California
July 18, 2016

FARM FROM A BOX, INC.
BALANCE SHEETS
DECEMBER 31, 2015 AND 2014
(unaudited)

	2015	2014
Assets		
Current assets:		
Cash	$ -	$ 1,039
Property and equipment, net	1,000	1,667
Total assets	$ 1,000	$ 2,706
Liabilities and Stockholders' Deficit		
Current liabilities		
Bank overdraft	$ 162	$ -
Accounts payable	99,672	55,672
Accrued liabilities	25,985	14,254
Related party advances	20,000	20,000
Line of credit	29,344	-
Convertible debt - current	60,000	-
Current liabilities	235,163	89,926
Convertible debt	145,000	135,000
Total liabilities	380,163	224,926
Commitments and contingencies (Note 4)	-	-
Stockholders' Deficit:		
Preferred stock, no par value 2,500,000 shares authorized, none issued and outstanding	-	-
Common stock, no par value, 5,000,000 shares authorized; 2,000,000 shares issued and outstanding as of December 31, 2015 and 2014, respectively	362,700	260,700
Accumulated deficit	(741,863)	(482,920)
Total stockholders' deficit	(379,163)	(222,220)
Total liabilities and stockholders' deficit	$ 1,000	$ 2,706

See accompanying accountants' review report and notes to financial statements

FARM FROM A BOX, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(unaudited)

	2015	2014
Revenues	$ -	$ -
Operating Expenses:		
General and administrative	188,081	90,647
Sales and marketing	8,000	12,000
Research and development	47,400	65,000
Total operating expenses	243,481	167,647
Operating loss	(243,481)	(167,647)
Other expense:		
Interest expense	12,418	8,250
Other expense	3,044	7,924
Total other expense	15,462	16,174
Loss before provision for income taxes	(258,943)	(183,821)
Provision for income taxes	-	-
Net loss	$ (258,943)	$ (183,821)

See accompanying accountants' review report and notes to financial statements

FARM FROM A BOX, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(unaudited)

| | Common stock | | | Accumulated Deficit | Total Stockholders' Deficit |
	Shares		Amount		
December 31, 2013	2,000,000	$	171,700	$ (299,099)	$ (127,399)
Contributed capital	-		89,000	-	89,000
Net loss	-		-	(183,821)	(183,821)
December 31, 2014	2,000,000		260,700	(482,920)	(222,220)
Contributed capital	-		102,000	-	102,000
Net loss	-		-	(258,943)	(258,943)
December 31, 2015	2,000,000	$	362,700	$ (741,863)	$ (379,163)

See accompanying accountants' review report and notes to financial statements

FARM FROM A BOX, INC.
STATEMENTS CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(unaudited)

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (258,943)	$ (183,821)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation	667	333
Changes in operating assets and liabilities:		
Bank overdraft	162	-
Accounts payable	44,000	33,510
Accrued liabilities	11,731	8,250
Net cash used in operating activities	(202,383)	(141,728)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(2,000)
Net cash used in investing activities	-	(2,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from contributed capital	102,000	89,000
Proceeds from convertible debt	70,000	35,000
Proceeds from related party advances	-	15,000
Proceeds from line of credit, net	29,344	-
Net cash provided by financing activities	201,344	139,000
Increase (decrease) in cash and cash equivalents	(1,039)	(4,728)
Cash and cash equivalents, beginning of year	1,039	5,767
Cash and cash equivalents, end of year	$ -	$ 1,039
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying accountants' review report and notes to financial statements

FARM FROM A BOX, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Farm From a Box, Inc. was incorporated on February 6, 2012 ("Inception") in the State of California. The Company's headquarters are located in San Francisco, California. The financial statements of Farm From a Box, Inc.. (which may be referred to as "FFAB," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

We will manufacture customized an innovative off-grid toolkit for sustainable, tech-powered agriculture. It is the easiest and most efficient way to start and maintain a two-acre planted farm. Our technologies can connect communities to healthy, sustainably grown food and revolutionize local food production. Built from a modified 20ft. shipping container, each unit contains a complete ecosystem of climate smart technologies to enhance agricultural productivity; from renewable power and micro-drip irrigation, to sensors and WiFi connectivity.

Management's Plans
Since inception, we relied upon debt financing and founder contributions to fund operating losses. As of December 31, 2015, we had negative working capital of approximately $235,000 and will incur additional costs prior to revenue generating activities. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, additional debt and/or equity financings, and funds from revenue producing activities if and when such can be realized. Additionally, we are engaging in grant submissions to not-for-profit foundations that are aligned with our mission. If we cannot raise additional short term capital, we may cease operations. There are no assurances that we will be able to raise capital on terms acceptable to us. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2014. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, related party advances, and convertible debt. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not commenced revenue generating activities. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in farming technologies, government subsidies and law changes, changes in consumer tastes and trends, and acceptance of our product into the market which could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of three years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Depreciation expense for the years ended December 31, 2015 and 2014 was $666 and $333, respectively.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2015 and 2014. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

Derivative instruments are initially recorded at fair value are then revalued at each reporting date with changes in the fair value reported as non-operating income or expense. When the convertible debt or equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instruments are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face value.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition

The Company will recognize revenues from product sales when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. As of the date of this report, the Company has not yet commenced revenue generating activities. To date, revenue producing activities have not yet commenced.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 "Share-Based Payment". Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 "Equity." The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company is a Corporation taxed as an S-Corporation. Under these provisions (S Election), the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Corporation continues to pay state income taxes at reduced rates. All of the Company's tax returns to date are subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes: Balance Sheet Classification of Deferred Taxes", which requires deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. ASU 2015-17 will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards. The new standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

Convertible Debt
Since Inception, the Company entered into convertible note agreements with third parties totaling $205,000. The notes bear interest at 6-8%, and became due between October 2015 and August 2018 based on the original maturity dates of three years from the note issuance.

Each note convertible into preferred stock at the option of the holder upon an equity round of financing involving the receipt of at least $1,000,000. The notes and interest thereon are convertible at rates ranging from 70-80% (20-30% discount) of the price paid per share of the preferred stock in the qualified offering.

If upon maturity, no preferred stock has been issued and sold, the holder at their option may convert the outstanding principal and interest thereon into common stock ranging from 70-80% (20-30% discount) of the price per share at which the last sale of common stock occurred.

Upon a change in control, at the option of the holder, maybe payable on demand, convertible into the amount the holder would have received had the note converted to immediately prior to the change in control into (a) preferred stock if there was a pending preferred stock financing or (b) common stock at a price per share equivalent to a fully-diluted, pre-money valuation of $5,000,000.

To date, none of the debt holders have elected to convert. As of December 31, 2015, one note totaling $50,000 was in technical default as the maturity date had passed. Subsequent to December 31, 2015, the note was extended until October 2017 and thus no longer in default. Such has been reflected as long-term in the accompanying balance sheet. Of the $205,000 in convertible debt, $60,000 becomes due in 2016, $75,000 in 2017, and $70,000 in 2018.

Line of Credit
During 2015, the company opened a line of credit with a bank for a total of $30,000. The line of credit incurs interest of 10.25% per month and had an outstanding balance of $29,344 as of December 31, 2015 with $656 remaining left open under the line of credit.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Facility Lease
The Company as of March 2016 is in a month-to-month lease for $1,200 per month.

NOTE 5 – STOCKHOLDERS DEFICIT

Preferred Stock
We have authorized the issuance of 2,500,000 shares of our preferred stock with no par value. No shares of preferred stock have been issued to date.

Common Stock
We have authorized the issuance of 5,000,000 shares of our common stock with no par value.

Founders Shares
The founders each received 1,000,000 shares of common stock upon inception and therefore there are 2,000,000 issued and outstanding in each year presented within these financial statements.

Contributed Capital
Since inception, the Company's founders have advanced the Company approximately $357,700 in operating funds which includes approximately $102,000 and $89,000 during the years ended December 31, 2015 and 2014, respectively. Such contributions are considered contributed capital and require no payback. Such advances have been reflected within the common stock account in the accompanying balance sheet.

NOTE 6 – RELATED PARTY TRANSACTIONS

Advances From Related Party
From time-to-time, the Company received funds for working capital from a related party. In aggregate, $20,000 was advanced and outstanding as of December 31, 2015 and 2014 and included in advances from related party on the accompanying balance sheet. The advances carry no interest as they were intended to be short-term and are due on demand.

Related Party Contributions
The Founders of the Company contributed capital for operating capital since Inception. See Note 5 for details.

NOTE 7 – SUBSEQUENT EVENTS

Subsequent to December 31, 2015 the Company raised $15,000 in additional convertible debt with the same terms as those described in Note 3.

In July 2016, the Company approved the Farm From a Box 2016 Equity Incentive Plan and reserved 750,000 shares of common stock under the plan. On the same date 10,000 restricted shares were issued pursuant to the plan.

The Company has evaluated subsequent events that occurred after December 31, 2015 through July 18, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT B

Video Transcript

REPUBLIC VIDEO TRANSCRIPT

There's 50 million people within the United States that don't have enough access to food.

My name is Brandi DeCarli and I'm the Co-Founder of Farm from a Box.

Tomatoes travel 1,500 miles from farm to plate. We're now looking at 60 million different people around the world that are displaced from their homes.

The tools, technology, and knowledge exist today to make equitable access to food possible.

Farm from a Box is the complete all-in-one tool to be able to really provide that independence and food sovereignty.

Farm from a Box is a unique concept. It is a Swiss-army knife of farming. It comes with its own solar power panel that generates enough power that is required for taking care of the farming operations. It has got its own water, filter, etc. So what our goal is a farmer will be able to do almost all of the things that is required and needed for farming 2-4 acres.

Each 20ft shipping container comes with a renewable energy system, water efficient drip irrigation and basic farm tools. But we didn't stop there. We also have connected the Box with Wi-Fi capabilities and a complete IoT system.

And I think the pride that we have in our product is the fact that we bring the best solutions to bear in one simple unit that can be customized for any culture, climate or community.

And THIS, is my dream. What I'm all about and believe strongly in is independence, empowerment and really being able to make a difference to communities on the ground.

We have put together the team and the technology needed to make this happen on the ground. Join us and help us build Farm from a Box into an industry-changing business that can provide locally grown healthy food to communities around the world. Together we can do well, by doing good. Let's get growing.